Exhibit 10.1

EXECUTION VERSION

GOLDMAN SACHS BANK USA

GOLDMAN SACHS LENDING PARTNERS LLC

200 West Street

New York, New York 10282-2198

PERSONAL AND CONFIDENTIAL

October 20, 2015

Lam Research Corporation

4650 Cushing Parkway

Fremont, California 94538

Attention:	Douglas R. Bettinger
Executive Vice President and Chief Financial Officer

Project Topeka

364-Day Bridge Loan Facility Commitment Letter

Ladies and Gentlemen:

Goldman Sachs Bank USA (“Goldman Sachs”) and Goldman Sachs Lending Partners LLC (“GS Lending Partners” and together with Goldman Sachs and each Lender (as defined in Annex B) that becomes a party to this Commitment Letter as an additional “Commitment Party” pursuant to Section 3 hereof, collectively, the “Commitment Parties,” “we” or “us”) is pleased to confirm the arrangements under which (i) Goldman Sachs is exclusively authorized by Lam Research Corporation (the “Borrower”) to act as sole lead arranger, sole bookrunner and administrative agent in connection with, and (ii) each Commitment Party commits to provide the financing for, certain transactions described herein, in each case on the terms and subject to the conditions set forth in this letter and the attached Annexes A, B and C hereto (collectively, this “Commitment Letter”).

You have informed us that the Borrower through two wholly-owned subsidiaries (the “Merger Subs”) intends to acquire all of the outstanding equity interests (the “Acquisition”) of an entity previously identified to us and codenamed “Topeka” (the “Target”, and together with its subsidiaries, the “Acquired Business”) pursuant to an agreement and plan of merger and reorganization (including the exhibits, schedules and all related documents, collectively the “Acquisition Agreement”) to be entered into by the Borrower, the Merger Subs and the Target. You have also informed us that the Acquisition and related transaction fees and expenses are expected to be financed, in part, from a combination of the following: (i) existing liquidity sources, including available cash of the Borrower and (ii) the issuance by the Borrower of senior unsecured notes (the “Notes”) pursuant to one or more registered public offerings or Rule 144A or other private placements and the borrowings by the Borrower of loans under a senior unsecured term loan facility in an aggregate principal amount of up to $850.0 million (the “Term Loan Facility”, the loans thereunder the “Term Loans” and, together with the Notes, the “Permanent Financing”) or, to the extent the Borrower does not issue and borrow the Permanent Financing on or before the time the Acquisition is consummated, borrowings by the Borrower of loans (the “Bridge Loans”) under a senior unsecured 364-day bridge loan facility in an aggregate principal amount up to $4.2 billion (the “Bridge Facility”) comprised of (a) a $3.35 billion tranche (“Tranche 1”) which Tranche 1 may be borrowed in lieu of the Notes and (b) a $850.0 million tranche (“Tranche 2” and, each of Tranche 1 and Tranche 2, a “Tranche”) which Tranche 2 may be borrowed in lieu of the Term Loans, in each case having the terms set forth on Annex B (the transactions referred to in this sentence are collectively referred to herein as the “Transactions”).

1.	Commitments; Titles and Roles.

Goldman Sachs is pleased to confirm its agreement to act, and you hereby appoint Goldman Sachs to act, as (i) sole lead arranger and sole bookrunner (the “Arranger”) and (ii) administrative agent (the “Administrative Agent”), in each case for the Bridge Facility. Goldman Sachs is pleased to commit, severally and not jointly, to provide the Borrower (i) $1.95 billion of Tranche 1 of the Bridge Facility and (ii) $850.0 million of Tranche 2 of the Bridge Facility, and GS Lending Partners is pleased to commit, severally and not jointly, to provide the Borrower (i) $1.4 billion of Tranche 1 of the Bridge Facility and (ii) $0 of Tranche 2 of the Bridge Facility; provided that, the amount of each Tranche of the Bridge Facility and the aggregate commitment of the Commitment Parties hereunder for such Tranche shall be automatically reduced on a pro rata basis (or allocated between any affiliated Commitment Parties as they and Goldman Sachs may otherwise determine) within such Tranche at any time on or after the date hereof, in each case as set forth in the section titled “Mandatory Prepayments/Commitment Reductions” in Annex B hereto. Our fees for our commitment and for services related to the Bridge Facility are set forth in a separate fee letter (the “Fee Letter”) entered into by the Borrower, Goldman Sachs and GS Lending Partners on the date hereof.

2.	Conditions Precedent.

The Commitment Parties’ respective commitments and agreements are subject only to (i) the execution and delivery of appropriate definitive loan documents relating to the Bridge Facility including, without limitation, a bridge loan agreement (the “Bridge Loan Agreement”) and other related definitive documents (collectively, the “Loan Documents”) that are substantially consistent with the terms set forth in this Commitment Letter and are otherwise acceptable to Goldman Sachs and you, (ii) the Borrower having engaged, not later than the date of the Borrower’s acceptance of this Commitment Letter, one or more investment and/or commercial banks satisfactory to Goldman Sachs and you (collectively, the “Financial Institution”) on terms and conditions satisfactory to Goldman Sachs and (iii) the conditions set forth in Annex C hereto. Notwithstanding anything in this Commitment Letter, the Fee Letter, the Loan Documents or any other letter agreement or other undertaking concerning the financing of the transactions contemplated hereby to the contrary, the only conditions to availability of the Bridge Facility on the Closing Date (as defined in Annex A) are set forth in this Section 2 and in Annex C (collectively, the “Funding Conditions”); it being understood that there are no conditions (implied or otherwise) to the commitments hereunder (including compliance with the terms of the Commitment Letter, the Fee Letter, the Loan Documents or otherwise) other than the Funding Conditions (and upon satisfaction or waiver of the Funding Conditions, the funding duly requested by the Borrower under the Bridge Facility on the Closing Date shall occur).

Notwithstanding anything in this Commitment Letter to the contrary, (a) the only representations relating to the Acquired Business or the Borrower the accuracy of which will be a condition to the availability of the Bridge Facility on the Closing Date will be (i) the representations made in the Acquisition Agreement as are material to the interests of the Lenders and the Commitment Parties (but only to the extent that the Borrower or its applicable affiliates have the right not to consummate the Acquisition, or to terminate their obligations (or otherwise do not have an obligation to close), under the Acquisition Agreement as a result of a failure of such representations in the Acquisition Agreement to be true and correct) (the “Acquisition Representations”) and (ii) the Specified Representations (as defined below), and (b) the terms of the documentation for the Bridge Facility will be such that they do not impair the availability of the Bridge Facility on the Closing Date if the conditions set forth herein and in Annex C hereto are

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satisfied (it being understood that nothing in the preceding clause (a) will be construed to limit the applicability of the individual conditions set forth in this Section 2 or in Annex C). As used herein, “Specified Representations” means representations made by the Borrower in the Loan Documents relating to incorporation or formation; organizational power and authority to enter into the Loan Documents; due execution, delivery and enforceability of the Loan Documents; solvency as of the Closing Date of the Borrower and its subsidiaries on a consolidated basis after giving effect to the Transactions (solvency to be defined in a manner consistent with Schedule I to Annex C); no conflicts of the Loan Documents with laws, charter documents or agreements with respect to indebtedness of the Borrower or its subsidiaries in a committed or outstanding principal amount in excess of $150.0 million; the Borrower’s audited financial statements filed prior to the date hereof for the fiscal year ended June 28, 2015 fairly present in all material respects in accordance with GAAP the consolidated financial position of the Borrower and its subsidiaries as at such date and their consolidated results of operation for the period then ended; Federal Reserve margin regulations; the Investment Company Act; OFAC, the PATRIOT Act, FCPA and other anti-terrorism laws; and use of proceeds.

3.	Syndication.

Goldman Sachs shall promptly after the date hereof syndicate the Bridge Facility to the Lenders (as defined in Annex B), and you acknowledge and agree that the commencement of syndication shall occur in the discretion of Goldman Sachs. The selection of the Lenders (a) from the date hereof until 45 days following the date hereof (the “Initial Syndication Period”), shall be made jointly by Goldman Sachs and the Borrower in accordance with the syndication plan (the “Syndication Plan”) for the Bridge Facility agreed to by the Borrower and Goldman Sachs prior to the date hereof and (b) following the Initial Syndication Period, if and for so long as a Successful Syndication (as defined in the Fee Letter) has not been achieved, shall be made by Goldman Sachs in consultation with the Borrower. Goldman Sachs will lead the syndication, including determining the timing of all offers to potential Lenders, any title of agent or similar designations or roles awarded to any Lender and the acceptance of commitments, the amounts offered, the final commitment allocations and the compensation provided to each Lender from the amounts to be paid to the Commitment Parties pursuant to the terms of this Commitment Letter and the Fee Letter; provided, that (x) during the Initial Syndication Period, all such determinations shall be made jointly by Goldman Sachs and the Borrower in accordance with the Syndication Plan and (y) following the Initial Syndication Period, such determinations shall be made by Goldman Sachs in consultation with the Borrower. The respective commitments of Goldman Sachs and GS Lending Partners hereunder with respect to each Tranche of the Bridge Facility shall be reduced within such Tranche dollar-for-dollar (and allocated between Goldman Sachs and GS Lending Partners as they shall determine) as and when commitments for such Tranche of the Bridge Facility are received from Lenders to the extent that each such Lender which has been selected pursuant to the syndication process set forth above becomes (i) party to this Commitment Letter as an additional “Commitment Party” pursuant to a joinder agreement or other documentation in form and substance reasonably satisfactory to Goldman Sachs and you (a “Joinder Agreement”) or (ii) party to the Bridge Loan Agreement as a “Lender” thereunder; provided further, however, with respect to any syndication of any portion of the commitments as set forth above other than to a Lender which either (x) is set forth in the Syndication Plan or the Borrower has otherwise approved (such approval not to be unreasonably withheld, delayed or conditioned) or (y) is a commercial or investment bank whose long term senior unsecured debt is rated investment grade either by Moody’s (as defined below) or S&P (as defined below) upon first becoming party to this Commitment Letter or the Bridge Loan Agreement, the Commitment Parties shall not be relieved, released or novated from their respective obligations hereunder with respect to such portion of their commitments until the funding on the Closing Date has occurred. The parties agree to cooperate in good faith to execute and deliver one or more Joinder Agreements promptly upon the selection of, and allocation of commitments to, the Lenders by Goldman Sachs in consultation with you, but subject to (to the extent applicable) your consent, approval and other rights as set forth above. The Borrower agrees to

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use commercially reasonable efforts to ensure that Goldman Sachs’ syndication efforts benefit materially from the existing lending relationships of the Borrower and its subsidiaries and, to the extent practical and appropriate (and not in contravention of the Acquisition Agreement) of the Acquired Business. To facilitate an orderly and Successful Syndication of the Bridge Facility, you agree that, until the earliest of (x) the termination of the syndication by Goldman Sachs, (y) the date a Successful Syndication is achieved and (z) 60 days following the Closing Date (such earliest date, the “Syndication Date”), the Borrower will not, and the Borrower will use commercially reasonable efforts (to the extent not in contravention of the Acquisition Agreement) to ensure that the Acquired Business will not, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of any debt facility or any debt or equity security of the Borrower or any of its subsidiaries or of the Acquired Business that would reasonably be expected to materially impair the syndication of the Bridge Facility as determined by the Arranger, including any renewals or refinancings of any existing debt facility or debt security (other than (a) the Bridge Facility, (b) the Permanent Financing, (c) commercial paper issuance, (d) ordinary course capital leases, letters of credit and purchase money and equipment financings and (e) any amendment, refinancing or renewal of that certain Credit Agreement dated as of March 12, 2014 (as amended by Amendment No. 1 thereto, dated as of March 5, 2015) among the Borrower, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (the “Existing Credit Agreement”) (provided that (x) Goldman Sachs shall act as a lead arranger with respect to any such amendment, refinancing or renewal thereof and (y) the aggregate commitments thereunder shall not be in excess of $750.0 million)), without the prior written consent of Goldman Sachs (such consent not to be unreasonably withheld).

Until the Syndication Date, the Borrower agrees to cooperate with Goldman Sachs and agrees to use commercially reasonable efforts to cause the Acquired Business to cooperate with Goldman Sachs (but in all instances subject to, and not in contravention of, the terms of the Acquisition Agreement), in connection with (i) the preparation of one or more customary information packages for the Bridge Facility regarding the business, operations, financial projections and prospects of the Borrower and the Acquired Business (collectively, the “Confidential Information Memorandum”) including, without limitation, all information relating to the transactions contemplated hereunder prepared by or on behalf of the Borrower or the Acquired Business reasonably deemed necessary by Goldman Sachs to complete the syndication of the Bridge Facility, (ii) using commercially reasonable efforts to obtain prior to the launch of general syndication updated ratings of the Borrower’s senior unsecured indebtedness from Moody’s Investor Services, Inc. (“Moody’s”) and from Standard & Poor’s Ratings Group, a division of The McGraw Hill Corporation (“S&P”), in each case taking into account the Transactions, (iii) the presentation of one or more information packages for the Bridge Facility in format and content reasonably acceptable to Goldman Sachs and the Borrower (collectively, the “Lender Presentation”) in meetings and other communications with prospective Lenders or agents in connection with the syndication of the Bridge Facility and (iv) arranging for direct contact between senior management and representatives, with appropriate seniority and expertise, of the Borrower with prospective Lenders (and the use of commercially reasonable efforts to ensure direct contact between senior management and representatives, with appropriate seniority and expertise, of the Acquired Business with prospective Lenders (consistent with the terms of the Acquisition Agreement)) and participation of such persons in meetings at reasonable times and locations mutually agreed upon. Without limiting your obligations to assist with syndication efforts as set forth herein, it is understood that each Commitment Party’s commitments hereunder are not subject to or conditioned upon syndication of, or receipt of commitments in respect of the Bridge Facility, and notwithstanding anything to the contrary contained in this Commitment Letter, the Fee Letter or the Loan Documents neither the commencement nor completion of the syndication of the Bridge Facility nor the obtainment of ratings shall constitute a condition to the availability of the Bridge Facility on the Closing Date or at any time thereafter. It is also understood that the Borrower will not be required to provide any information to the extent that the provision thereof would violate (i) any attorney-client privilege or (ii) law, rule or regulation applicable to the Borrower, the Acquired Business or you and their

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respective affiliates or (iii) any obligation of confidentiality from a third party binding on you, the Acquired Business or your or their respective affiliates (so long as (x) such confidentiality obligation was not entered into in contemplation of the Transactions, (y) you use commercially reasonable efforts to obtain a waiver of such confidentiality obligation and (z) you provide the Commitment Parties notice of the existence of such confidentiality obligation). The Borrower will be solely responsible for the contents of any such Confidential Information Memorandum and Lender Presentation (other than, in each case, any information contained therein, that has been provided for inclusion therein by the Commitment Parties solely to the extent such information relates to the Commitment Parties) and all other information, documentation or materials delivered to the Commitment Parties in connection therewith (collectively, the “Information”) and acknowledges that the Commitment Parties will be using and relying upon the Information without independent verification thereof. The Borrower agrees that Information regarding the Bridge Facility and Information provided by the Borrower, the Acquired Business or their respective representatives to any Commitment Party in connection with the Bridge Facility (including, without limitation, draft and execution versions of the Loan Documents, the Confidential Information Memorandum, the Lender Presentation, publicly filed financial statements, and draft or final offering materials relating to contemporaneous or prior securities issuances by the Borrower or the Acquired Business) may be disseminated to potential Lenders and other persons through one or more internet sites (including an IntraLinks, SyndTrak or other electronic workspace (the “Platform”)) created for purposes of syndicating the Bridge Facility or otherwise, in accordance with Goldman Sachs’ standard syndication practices, and you acknowledge that no Commitment Party nor any of its affiliates will be responsible or liable to you or any other person or entity for damages arising from the use by others of any Information or other materials obtained on the Platform, except to the extent such damages have resulted from the willful misconduct, bad faith or gross negligence of such Commitment Party or its affiliates (as determined by a court of competent jurisdiction in a final and non-appealable judgment).

The Borrower acknowledges that certain of the Lenders may be “public side” Lenders (i.e. Lenders that do not wish to receive material non-public information with respect to the Borrower, the Acquired Business or their respective affiliates or any of their respective securities) (each, a “Public Lender”). At the request of Goldman Sachs, the Borrower agrees to prepare an additional version of the Confidential Information Memorandum and the Lender Presentation to be used by Public Lenders that does not contain material non-public information concerning the Borrower, the Acquired Business, or their respective affiliates or securities (with respect to information about the Acquired Business and its affiliates, to the Borrower’s knowledge). The information to be included in the additional version of the Confidential Information Memorandum will be substantially consistent with the information included in any offering memorandum for the offering for the Notes. It is understood that in connection with your assistance described above, you will provide a customary authorization letter to Goldman Sachs authorizing the distribution of the Information to prospective Lenders and containing a representation to the Commitment Parties, in the case of the public-side version, that such Information does not include material non-public information about the Borrower, the Acquired Business, or their respective affiliates or their respective securities. In addition, the Borrower will clearly designate as such all Information provided to any Commitment Party by or on behalf of the Borrower or the Acquired Business which is suitable to make available to Public Lenders. The Borrower acknowledges and agrees that the following documents may be distributed to all Lenders (including Public Lenders) (unless the Borrower promptly notifies Goldman Sachs in writing (including by email) within a reasonable time prior to their intended distribution (after you have been given a reasonable opportunity to review such documents) that any such document should only be distributed to prospective private Lenders): (a) drafts and final versions of the Bridge Loan Agreement and notes (if any); (b) administrative materials prepared by Goldman Sachs for prospective Lenders (such as a lender meeting invitation, allocations and funding and closing memoranda); and (c) term sheets and notification of changes in the terms of the Bridge Facility.

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To the extent requested by either party, the parties hereto agree to negotiate in good faith and to use reasonable efforts to finalize, execute and deliver the Bridge Loan Agreement (initial drafts of which shall be prepared by counsel to the Arranger) as soon as practical following the date hereof.

4.	Information.

The Borrower represents and covenants that (i) all written or formally presented Information (other than projections and other forward-looking materials and information of a general economic or industry specific nature) provided directly or indirectly by the Acquired Business or the Borrower to the Commitment Parties or the Lenders in connection with the Transactions is and will be when furnished, when taken as a whole, complete and correct in all material respects and does not and will not contain when furnished, when taken as a whole, any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (in each case after giving effect to all supplements and updates provided thereto); provided, that such representation and covenant with respect to the Acquired Business and its representatives is made to the Borrower’s knowledge; and (ii) the projections and other forward-looking information that have been or will be made available to the Commitment Parties or the Lenders by or on behalf of the Acquired Business or the Borrower in connection with the Transactions have been and will be prepared in good faith based upon assumptions that are believed by the preparer thereof to be reasonable at the time such financial projections are furnished to the Commitment Parties or the Lenders, it being understood and agreed that projections and other forward-looking information are as to future events and are not to be viewed as facts, are subject to significant uncertainties and contingencies, many of which are out of the Borrower or Acquired Business’ control, that no assurance can be given that any particular projections will be realized and that actual results during the period or periods covered by such projections may differ significantly from the projected results and such differences may be material. You agree that if at any time prior to the later of (i) the Closing Date and (ii) the Syndication Date, any of the representations in the preceding sentence would be incorrect in any material respect (to your knowledge insofar as it applies to the information concerning the Acquired Business) if the Information and projections were being furnished, and such representations were being made, at such time, then you will promptly supplement, or cause to be supplemented (and with respect to the Acquired Business, use commercially reasonably efforts to cause the Acquired Business to supplement), the Information and projections so that such representations will be correct in all material respects in light of the circumstances under which such statements are made (to your knowledge insofar as it applies to information regarding the Acquired Business). In arranging and syndicating the Bridge Facility, we will be entitled to use and rely on the Information and the projections without responsibility for independent verification thereof. We have no obligation to conduct any independent evaluation or appraisal of the assets or liabilities of you, the Acquired Business or any other party or to advise or opine on any related solvency issues. Notwithstanding the foregoing, it is understood that each Commitment Party’s commitments hereunder are not subject to or conditioned upon the accuracy of the representations set forth in this Section 4, and notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter, the accuracy of such representations shall not constitute a condition to the availability of the Bridge Facility on the Closing Date or at any time thereafter.

5.	Indemnification and Related Matters.

In connection with arrangements such as this, it is our firm’s policy to receive indemnification. The Borrower agrees to the provisions with respect to our indemnity and other matters set forth in Annex A, which is incorporated by reference into this Commitment Letter.

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6.	Assignments.

This Commitment Letter may not be assigned by you without the prior written consent of the Commitment Parties (and any purported assignment without such consent will be null and void), is intended to be solely for the benefit of the Commitment Parties and the other parties hereto and, except as set forth in Annex A hereto, is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. Each Commitment Party may assign its commitments and agreements hereunder, in whole or in part (i) to any of its affiliates and (ii) in the case of each of Goldman Sachs and GS Lending Partners, to any additional “Commitment Parties” who become party to this Commitment Letter pursuant to a Joinder Agreement or other documentation reasonably satisfactory to Goldman Sachs, GS Lending Partners and the Borrower as provided for in Section 3 above, and upon any such assignment, each of Goldman Sachs and GS Lending Partners will (in the case of this clause (ii), only to the extent permitted in Section 3 above), be released from that portion of its commitments and agreements that has been so assigned. In the event that any reduction of the commitments of the Commitment Parties is required under the terms hereof, Commitment Parties which are affiliated with each other may allocate such reduction of commitments between themselves as such affiliated Commitment Parties may agree, provided that such allocation shall not change the combined commitment reduction required under the terms hereof with respect to such affiliated Commitment Parties. Neither this Commitment Letter nor the Fee Letter may be amended or any term or provision hereof or thereof waived or otherwise modified except by an instrument in writing signed by each of the parties hereto or thereto, as applicable, and any term or provision hereof or thereof may be amended or waived only by a written agreement executed and delivered by all parties hereto or thereto.

7.	Confidentiality.

Please note that this Commitment Letter, the Fee Letter and any written communications provided by the Commitment Parties in connection with this arrangement are exclusively for the information of the Borrower and may not be disclosed by you to any other person without our prior written consent except, after providing written notice to the Commitment Parties, pursuant to a subpoena or order issued by a court of competent jurisdiction or by a judicial, administrative or legislative body or committee; provided that we hereby consent to your disclosure of (i) this Commitment Letter, the Fee Letter and such communications and discussions to the Borrower’s and its affiliates’ respective officers, directors, employees and advisors (including legal counsel, independent auditors and other experts or agents) who are directly involved in the consideration of the Transactions (including in connection with providing accounting and tax advice to the Borrower and its affiliates) on a confidential basis, (ii) this Commitment Letter, the Fee Letter or the information contained herein and therein to the Acquired Business and its officers, directors, employees, agents and advisors (including legal counsel, independent auditors and other experts or agents) in connection with the Transactions, who are directly involved in the consideration of the Transactions to the extent you notify such persons of their obligations to keep such material confidential (provided that any disclosure of the Fee Letter or its terms or substance to the Acquired Business or its officers, directors, employees, agents and advisors shall be redacted in a manner reasonably satisfactory to Goldman Sachs), (iii) this Commitment Letter and the Fee Letter as required by applicable law or compulsory legal process (in which case you agree to inform us promptly thereof to the extent practicable and not prohibited by applicable law), (iv) following your acceptance of the provisions hereof and return of an executed counterpart of this Commitment Letter to the Commitment Parties as provided below, you may file a copy of any portion of this Commitment Letter (but not the Fee Letter other than the existence thereof) in any public record in which you are required by law or regulation on the advice of your counsel to file it, (v) you may disclose the aggregate fee amounts contained in the Fee Letter as part of projections, pro forma information or a generic disclosure of aggregate sources and uses related to aggregate compensation amounts related to the Transactions to the extent customary or required in offering and marketing materials for the Bridge Facility, Notes or in any public filing relating to the

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Transactions, in each case in a manner which does not disclose the fees payable pursuant to the Fee Letter (except in the aggregate), (vi) this Commitment Letter and the information contained herein and the Fee Letter in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Commitment Letter, Fee Letter or the transactions contemplated thereby or enforcement thereof or hereof, (vii) the information contained in Annex B, in any prospectus or other offering memorandum relating to the Notes, and (viii) the information contained in Annex B to Moody’s and S&P; provided that such information is supplied to Moody’s and S&P only on a confidential basis after consultation with Goldman Sachs.

Each Commitment Party will treat as confidential all information provided to it by or on behalf of the Borrower or the Acquired Business or any of your or its subsidiaries or affiliates, and shall not disclose such information to any third party or circulate or refer publicly to such information without the Borrower’s prior written consent; provided, however, that nothing herein will prevent each Commitment Party from disclosing any such information (a) pursuant to the order of any court or administrative agency, or otherwise as required by applicable law or compulsory legal process (in which case such person agrees to inform you promptly thereof to the extent not prohibited by law), (b) upon the request or demand of any regulatory authority purporting to have jurisdiction over such person or any of its affiliates, (c) to the extent that such information is publicly available or becomes publicly available other than by reason of improper disclosure by such person, (d) to such person’s affiliates and their respective officers, directors, partners, members, employees, legal counsel, independent auditors and other experts or agents who need to know such information and on a confidential basis and who have agreed to treat such information confidentially, (e) to potential and prospective Lenders, participants and any direct or indirect contractual counterparties to any swap or derivative transaction relating to the borrower or its obligations under the Bridge Facility, in each case, who have agreed to keep such information confidential on terms not less favorable than the provisions hereof in accordance with the standard syndication processes of Goldman Sachs or customary market standards for the dissemination of such type of information, (f) to Moody’s and S&P and other rating agencies or to market data collectors as reasonably determined by the Commitment Parties; provided that such information is limited to Annex B and is supplied only on a confidential basis, (g) to market data collectors, similar services providers to the lending industry, and service providers to the Commitment Parties and the Lenders in connection with the administration and management of the Bridge Facility; provided that such information is limited to the existence of this Commitment Letter and information about the Bridge Facility, (h) received by such person on a non-confidential basis from a source (other than you, the Acquired Business or any of your or their affiliates, advisors, members, directors, employees, agents or other representatives) not known by such person to be prohibited from disclosing such information to such person by a legal, contractual or fiduciary obligation, (i) to the extent that such information was already lawfully in the Commitment Parties’ possession on a non-confidential basis or is independently developed by the Commitment Parties, (j) for purposes of establishing a “due diligence” defense or (k) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Commitment Letter, Fee Letter or the transactions contemplated hereby or thereby or enforcement thereof or hereof. The Commitment Parties’ obligation under this provision shall remain in effect until the earlier of (i) two years from the date hereof and (ii) the execution and delivery of the Bridge Loan Agreement by the parties thereto, at which time any confidentiality undertaking in the Bridge Loan Agreement shall supersede the provisions in this paragraph.

8.	Absence of Fiduciary Relationship; Affiliates; Etc.

As you know, the Commitment Parties (together with their respective affiliates, the “Affiliated Parties”) are full service financial institutions engaged, either directly or through their respective affiliates, in a broad array of activities, including commercial and investment banking, financial advisory, market making and trading, investment management (both public and private investing), investment research,

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principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage and other financial and non-financial activities and services globally. In the ordinary course of their various business activities, the Affiliated Parties and funds or other entities in which the Affiliated Parties invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers. In addition, the Affiliated Parties may at any time communicate independent recommendations and/or publish or express independent research views in respect of such assets, securities or instruments. Any of the aforementioned activities may involve or relate to assets, securities and/or instruments of the Borrower, the Acquired Business and/or other entities and persons which may (i) be involved in transactions arising from or relating to the arrangement contemplated by this Commitment Letter or (ii) have other relationships with the Borrower or its affiliates. In addition, the Affiliated Parties may provide investment banking, commercial banking, underwriting and financial advisory services to such other entities and persons. The arrangement contemplated by this Commitment Letter may have a direct or indirect impact on the investments, securities or instruments referred to in this paragraph, and employees working on the financing contemplated hereby may have been involved in originating certain of such investments and those employees may receive credit internally therefor. Although the Affiliated Parties in the course of such other activities and relationships may acquire information about the transaction contemplated by this Commitment Letter or other entities and persons which may be the subject of the financing contemplated by this Commitment Letter, the Affiliated Parties shall have no obligation to disclose such information, or the fact that the Affiliated Parties are in possession of such information, to the Borrower or to use such information on the Borrower’s behalf.

Consistent with the Affiliated Parties’ policies to hold in confidence the affairs of their customers, the Affiliated Parties will not furnish confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter to any of their other customers. Furthermore, you acknowledge that neither Affiliated Party nor any of their respective affiliates has an obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained or that may be obtained by them from any other person.

The Affiliated Parties may have economic interests that conflict with those of the Borrower, its equity holders and/or its affiliates. You agree that each Affiliated Party will act under this Commitment Letter as an independent contractor and that nothing in this Commitment Letter or the Fee Letter or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between any Affiliated Party and the Borrower, its equity holders or its affiliates. You acknowledge and agree that the transactions contemplated by this Commitment Letter and the Fee Letter (including the exercise of rights and remedies hereunder and thereunder) are arm’s-length commercial transactions between the Affiliated Parties, on the one hand, and the Borrower, on the other, and in connection therewith and with the process leading thereto, (i) the Affiliated Parties have not assumed an advisory or fiduciary responsibility in favor of the Borrower, its equity holders or its affiliates with respect to the transactions contemplated hereby (or the exercise of rights or remedies with respect thereto) or the process leading thereto (irrespective of whether any Affiliated Party has advised, is currently advising or will advise the Borrower, its equity holders or its affiliates on other matters) or any other obligation to the Borrower except the obligations expressly set forth in this Commitment Letter and the Fee Letter and (ii) each Affiliated Party is acting solely as a principal and not as the agent or fiduciary of the Borrower, its management, equity holders, affiliates, creditors or any other person. The Borrower acknowledges and agrees that the Borrower has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. The Borrower agrees that it will not claim that any Affiliated Party has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Borrower, in connection with such transactions or the process leading thereto. As you know, Goldman,

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Sachs & Co. has been retained by the Borrower (or one of its affiliates) as financial advisor (in such capacity, the “Financial Advisor”) in connection with the Acquisition. Each of the parties hereto agree to such retention, and further agree not to assert any claim it might allege based on any actual or potential conflicts of interest that might be asserted to arise or result from, on the one hand, the engagement of the Financial Advisor and, on the other hand, our and our affiliates’ relationships with you as described and referred to herein. In addition, Goldman Sachs may employ the services of its affiliates in providing services and/or performing its or their obligations hereunder and may exchange with such affiliates information concerning the Borrower, the Acquired Business and other companies that may be the subject of this arrangement, and such affiliates will be entitled to the benefits afforded to Goldman Sachs hereunder. Goldman Sachs or its affiliates are, or may at any time be a lender under one or more existing credit facilities of the Borrower (and/or of its subsidiaries) (in such capacity, an “Existing Lender”). The Borrower further acknowledges and agrees for itself and its subsidiaries that any such Existing Lender (a) will be acting for its own account as principal in connection with such existing credit facilities, (b) will be under no obligation or duty as a result of Goldman Sachs’ role in connection with the transactions contemplated by this Commitment Letter or otherwise to take any action or refrain from taking any action (including with respect to voting for or against any requested amendments), or exercising any rights or remedies, that each Existing Lender may be entitled to take or exercise in respect of such existing credit facilities and (c) may manage its exposure to such existing credit facilities without regard to Goldman Sachs’ role hereunder.

In addition, please note that the Affiliated Parties do not provide accounting, tax or legal advice. Notwithstanding anything herein to the contrary, the Borrower (and each employee, representative or other agent of the Borrower) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Bridge Facility and all materials of any kind (including opinions or other tax analyses) that are provided to the Borrower relating to such tax treatment and tax structure. However, any information relating to the tax treatment or tax structure will remain subject to the confidentiality provisions hereof (and the foregoing sentence will not apply) to the extent reasonably necessary to enable the parties hereto, their respective affiliates, and their respective affiliates’ directors and employees to comply with applicable securities laws. For this purpose, “tax treatment” means U.S. federal or state income tax treatment, and “tax structure” is limited to any facts relevant to the U.S. federal income tax treatment of the transactions contemplated by this Commitment Letter but does not include information relating to the identity of the parties hereto or any of their respective affiliates.

9.	Miscellaneous.

The Commitment Parties’ commitments and agreements hereunder will terminate upon the first to occur of (i) the execution and delivery of the Bridge Loan Agreement by each of the parties thereto, (ii) the consummation of the Acquisition without using the Bridge Loans, (iii) the termination of Borrower’s or Merger Subs’ obligation to consummate the Acquisition pursuant to, the Acquisition Agreement, and (iv) July 20, 2016 (provided, that, to the extent the Outside Date (as defined in the Acquisition Agreement) is extended to a date (the “Extended Date”) that is on or prior to October 20, 2016 in accordance with the terms of Section 8.1(d) of the Acquisition Agreement (as in effect on the date hereof), the date referred to in this clause (iv) shall, upon notice of such extension to the Arranger from the Borrower, be automatically extended to such Extended Date) (the earliest date in clauses (ii) through (iv) being the “Commitment Termination Date”).

The provisions set forth under Sections 3, 4, 5 (including Annex A), 7 and 8 hereof (other than any provision herein that expressly terminates upon execution of the Bridge Loan Agreement) and this Section 9 hereof and the provisions of the Fee Letter will remain in full force and effect regardless of whether definitive Loan Documents are executed and delivered. The provisions set forth in the Fee Letter and under Sections 5 (including Annex A) and 7 and 8 hereof and this Section 9 will remain in full force and effect notwithstanding the expiration or termination of this Commitment Letter or the Commitment Parties’ respective commitments and agreements hereunder.

10

Each party hereto agrees that any suit or proceeding arising in respect of this Commitment Letter or the Commitment Parties’ commitments or agreements hereunder or the Fee Letter will be tried exclusively in the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and each party hereby submits to the exclusive jurisdiction of, and to venue in, such court. Any right to trial by jury with respect to any action or proceeding arising in connection with or as a result of either the Commitment Parties’ commitments or agreements or any matter referred to in this Commitment Letter or the Fee Letter is hereby waived by the parties hereto. Each party hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Service of any process, summons, notice or document by registered mail or overnight courier addressed to any of the parties hereto at the addresses above shall be effective service of process against such party for any suit, action or proceeding brought in any such court. This Commitment Letter and the Fee Letter will be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws; provided, that (i) the interpretation of the definition of Target Material Adverse Effect and whether or not a Target Material Adverse Effect has occurred, (ii) the determination of the accuracy of any Acquisition Representations and whether as a result of any inaccuracy thereof the Borrower, the Merger Subs or their respective affiliates have the right to terminate their respective obligations under the Acquisition Agreement, or to decline to consummate the Transactions pursuant to the Acquisition Agreement and (iii) the determination of whether the Transactions have been consummated in accordance with the terms of the Acquisition Agreement, in each case, shall be governed by, and construed and interpreted solely in accordance with, the laws of the State of Delaware without giving effect to conflicts of laws principles that would result in the application of the Law of any other state.

Each of the Commitment Parties hereby notifies the Borrower that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”) each Commitment Party and each Lender may be required to obtain, verify and record information that identifies the Borrower and each Guarantor (as defined in Annex B), which information includes the name and address of the Borrower and each Guarantor and other information that will allow each Commitment Party and such Lender to identify the Borrower and each Guarantor in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective for each Commitment Party and each Lender.

This Commitment Letter may be executed in any number of counterparts, each of which when executed will be an original, and all of which, when taken together, will constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or electronic transmission (in pdf format) will be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among the parties hereto with respect to the Bridge Facility and set forth the entire understanding of the parties with respect thereto and supersede any prior written or oral agreements among the parties hereto with respect to the Bridge Facility.

Each of the parties hereto agree that this Commitment Letter is a binding and enforceable agreement with respect to subject matter contained herein, including an agreement to negotiate in good faith the Loan Documents by the parties hereto in a manner consistent with this Commitment Letter, it being acknowledged and agreed that the commitments provided hereunder by the Commitment Parties are only subject to the conditions precedent set forth in Section 2 hereof and Annex C.

11

Please confirm that the foregoing is in accordance with your understanding by signing and returning to the Commitment Parties the enclosed copy of this Commitment Letter, together with the Fee Letter executed by you and a copy of the Acquisition Agreement executed by each of the parties thereto, prior to the earlier of (i) 9:00 a.m. (New York City time) on October 21, 2015 and (ii) the time of the public announcement of the Acquisition Agreement being entered into by the parties thereto, whereupon this Commitment Letter and the Fee Letter will become binding agreements between us. If this Commitment Letter and the Fee Letter have not been signed and returned together with a copy of the executed Acquisition Agreement as described in the preceding sentence by such earlier time, this offer will terminate at such time. We look forward to working with you on this transaction.

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Very truly yours,

GOLDMAN SACHS BANK USA

By:	/s/ Robert Ehudin
Authorized Signatory

GOLDMAN SACHS LENDING PARTNERS LLC

By:	/s/ Robert Ehudin
Authorized Signatory

Signature Page to Commitment Letter

ACCEPTED AND AGREED AS OF THE DATE FIRST WRITTEN ABOVE:

LAM RESEARCH CORPORATION

By:	/s/ Douglas R. Bettinger
Name:	Douglas R. Bettinger
Title:	Executive Vice President, Chief Financial Officer

Signature Page to Commitment Letter

ANNEX A

Project Topeka

In the event that any Commitment Party becomes involved in any capacity in any action, proceeding or investigation brought by or against any person, including shareholders, partners, members or other equity holders of the Borrower or the Acquired Business in connection with or as a result of either this arrangement or any matter referred to in this Commitment Letter or the Fee Letter (together, the “Letters”), the Borrower agrees to periodically reimburse such Commitment Party upon written demand (together with customary documentation in reasonable detail) for its reasonable and documented out-of-pocket legal and other out-of-pocket expenses (including the cost of any investigation and preparation) incurred in connection therewith (provided that any legal expenses shall be limited to one counsel for all Commitment Parties taken as a whole and if reasonably necessary, a single local counsel for all Commitment Parties taken as a whole in each relevant jurisdiction (which may be a single local counsel acting in multiple jurisdictions) and, solely in the case of an actual or perceived conflict of interest between Commitment Parties where the Commitment Parties affected by such conflict inform you of such conflict, one additional counsel in each relevant jurisdiction to each group of affected Commitment Party similarly situated taken as a whole). The Borrower also agrees to indemnify and hold such Commitment Party harmless against any and all losses, claims, damages or liabilities to any such person in connection with or as a result of either this arrangement or any matter referred to in the Letters (whether or not such investigation, litigation, claim or proceeding is brought by you, your equity holders or creditors or an indemnified person and whether or not any such indemnified person is otherwise a party thereto), except to the extent that such loss, claim, damage or liability (a) has been found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from (x) the gross negligence, bad faith or willful misconduct of such Commitment Party or its Related Commitment Party in performing the services that are the subject of the Letters or (y) a material breach of the obligations of such Commitment Party or its Related Commitment Party to fund under this Commitment Letter, Fee Letter or the Loan Documents; or (b) arises from any dispute among Commitment Parties or any Related Commitment Parties of the foregoing other than any claims against Goldman Sachs in its capacity or in fulfilling its role as an agent or arranger role with respect to the Bridge Facility and other than any claims arising out of any act or omission on the part of the Borrower or its affiliates or the Acquired Business. If for any reason the foregoing indemnification is unavailable to such Commitment Party or insufficient to hold it harmless, then the Borrower will contribute to the amount paid or payable by such Commitment Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative economic interests of (i) the Borrower and the Acquired Business and their respective affiliates, shareholders, partners, members or other equity holders on the one hand and (ii) such Commitment Party on the other hand in the matters contemplated by the Letters as well as the relative fault of (i) the Borrower and the Acquired Business and their respective affiliates, shareholders, partners, members or other equity holders on the one hand and (ii) such Commitment Party with respect to such loss, claim, damage or liability and any other relevant equitable considerations. The reimbursement, indemnity and contribution obligations of the Borrower under this paragraph will be in addition to any liability which the Borrower may otherwise have, will extend upon the same terms and conditions to any affiliate of such Commitment Party and the partners, members, directors, agents, employees and controlling persons (if any), as the case may be, of such Commitment Party and any such affiliate, and will be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Borrower, such Commitment Party, any such affiliate and any such person. The Borrower also agrees that neither any indemnified party nor any of such affiliates, partners, members, directors, agents, employees or controlling persons will have any liability to the Borrower or any person asserting claims on behalf of or in right of the Borrower or any other person in connection with or as a result of either this arrangement or any matter referred to in the Letters, except in the case of the Borrower to the extent that any losses, claims, damages, liabilities or expenses incurred by the Borrower or its affiliates, shareholders, partners or

Annex A-1

other equity holders have been found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence, bad faith or willful misconduct of such indemnified party in performing the services that are the subject of the Letters; provided, however, that in no event will such indemnified party or such other parties have any liability for any indirect, consequential, special or punitive damages in connection with or as a result of such indemnified party’s or such other parties’ activities related to the Letters. Neither the Borrower nor any of its affiliates will be responsible or liable to the Commitment Parties or any other person or entity for any indirect, special, punitive or consequential damages that may be alleged as a result of the Acquisition, this Commitment Letter, the Fee Letter, the Bridge Facility, the Transactions or any related transaction contemplated hereby or thereby or any use or intended use of the proceeds of the Bridge Facility; provided, that nothing in this sentence shall limit your indemnity and reimbursement obligations set forth in this Annex A with respect to any action, proceeding or investigation brought against any Commitment Party. The provisions of this Annex A will survive any termination or completion of the arrangement provided by the Letters.

For purposes hereof, a “Related Commitment Party” of a Commitment Party means (a) any controlling person or controlled affiliate of such Commitment Party, (b) the respective directors, officers, or employees of such Commitment Party or any of its controlling persons or controlled affiliates and (c) the respective agents of such Commitment Party or any of its controlling persons or controlled affiliates, in the case of this clause (c), acting at the instructions of such Commitment Party, controlling person or such controlled affiliate; provided that each reference to a controlled affiliate or controlling person in this sentence pertains to a controlled affiliate or controlling person involved in the negotiation or syndication of this Commitment Letter and the Bridge Facility.

2

ANNEX B

Project Topeka

Summary of the Bridge Facility

Certain capitalized terms used herein are defined in the Commitment Letter.

Borrower:	Lam Research Corporation (the “Borrower”).

Guarantors:	Each Material Domestic Subsidiary (as defined in the Existing Credit Agreement) of the Borrower (including, without limitation, following the Closing Date, the Acquired Business) that guarantees, or is required to guarantee, the Existing Credit Agreement shall guarantee all obligations under the Bridge Facility. Each such guarantor of the Bridge Facility is referred to herein as a “Guarantor”.

Purpose/Use of Proceeds:	The proceeds of the Bridge Facility will be used (i) to fund, in part, the Acquisition and (ii) to pay fees and expenses related to the Transactions.

Sole Lead Arranger and Sole Bookrunner:	Goldman Sachs Bank USA (“Goldman Sachs”, in its capacities as Sole Lead Arranger and Sole Bookrunner, the “Arranger”).

Administrative Agent:	Goldman Sachs (in its capacity as Administrative Agent, the “Administrative Agent”).

Lenders:	Goldman Sachs, GS Lending Partners and/or other financial institutions selected in accordance with Section 3 of the Commitment Letter (each, a “Lender” and, collectively, the “Lenders”).

Amount of Bridge Loans:	Up to $4.2 billion in aggregate principal amount of senior unsecured bridge loans (the “Bridge Loans”) consisting of:

(a) a $3.35 billion tranche 1 term loan facility (“Tranche 1”); and

(b) a $850.0 million tranche 2 term loan facility (“Tranche 2” and, together with Tranche 1, the “Bridge Facility”),

less, in the case of each Tranche (as defined below), the amount of any applicable reduction to the commitments (the “Commitments”) under the Bridge Facility with respect to such Tranche on or prior to the Closing Date as set forth under the heading “Mandatory Prepayments/Commitment Reductions” below.

Each of Tranche 1 and Tranche 2 are referred to herein as a “Tranche”.

Availability:	One drawing may be made under each Tranche of the Bridge Facility on the Closing Date.

Annex B-1

Maturity:	The Bridge Loans will mature and be payable in full on the date that is 364 days after the Closing Date. No amortization will be required with respect to the Bridge Facility.

Closing Date:	The date on or before the Commitment Termination Date on which the borrowing under the Bridge Facility is made and the Acquisition is consummated (the “Closing Date”).

Interest Rate:	All amounts outstanding under the Bridge Facility will bear interest, at the Borrower’s option, as follows:

(a) at the Base Rate plus the Applicable Margin; or

(b) at the reserve adjusted Eurodollar Rate plus the Applicable Margin.

As used herein, the terms “Base Rate” and “reserve adjusted Eurodollar Rate” will have meanings customary and appropriate for financings of this type, and the basis for calculating accrued interest and the interest periods for loans bearing interest at the reserve adjusted Eurodollar Rate will be customary and appropriate for financings of this type. In no event shall the Base Rate be less than the sum of (i) the one-month reserve adjusted Eurodollar Rate (after giving effect to a reserve adjusted Eurodollar Rate “floor” of 0.00%) plus (ii) the difference between the applicable stated margin for reserve adjusted Eurodollar Rate loans and the applicable stated margin for Base Rate loans.

“Applicable Margin” and “Applicable Commitment Fee Rate” means (as applicable) a percentage per annum determined in accordance with the pricing grid attached hereto as Schedule I.

Notwithstanding the foregoing, if any principal, interest, fee or other amount payable by the Borrower under the Bridge Facility is not paid when due, then such overdue amount shall accrue interest at a rate equal to the rate then applicable thereto, or otherwise at a rate equal to the rate then applicable to loans bearing interest at the rate determined by reference to the Base Rate, in each case plus an additional two percentage points (2.00%) per annum. Such interest will be payable on demand.

Interest Payments:	Quarterly for loans bearing interest with reference to the Base Rate; except as set forth below, on the last day of selected interest periods (which will be one, two, three and six months) for loans bearing interest with reference to the reserve adjusted Eurodollar Rate (and at the end of every three months, in the case of interest periods of longer than three months); and upon prepayment, in each case payable in arrears and computed on the basis of a 360-day year (365/366-day year with respect to loans bearing interest with reference to the Base Rate).

Annex B-2

Commitment Fees:	Commitment fees equal to a rate per annum equal to the Applicable Commitment Fee Rate times the daily average undrawn Commitments will accrue during the period commencing on the later of (i) the date that is 60 days after the date of the Commitment Letter and (ii) the date of execution of the Bridge Loan Agreement and ending on the date of termination of the Commitments, payable to the Lenders quarterly in arrears and upon the termination of the Commitments.

Duration Fees:	Duration Fees in amounts equal to the percentage, as determined in accordance with the grid below, of the principal amount of the Bridge Loan of each Lender outstanding at the close of business, New York City time, on each date set forth in the grid below, payable to the Lenders on each such date:

Duration Fees
90 days after the Closing Date	180 days after the Closing Date	270 days after the Closing Date
0.50%	0.75%	1.00%

Voluntary Prepayments/ Commitment Reductions:

Each Tranche of the Bridge Facility may be voluntarily prepaid and the Commitments thereunder may be reduced by the Borrower, in whole or in part without premium or penalty; provided that Bridge Loans bearing interest with reference to the reserve adjusted Eurodollar Rate will be prepayable only on the last day of the related interest period unless the Borrower pays any related breakage costs. Voluntary prepayments of the Bridge Loans may not be reborrowed. Voluntary prepayments and reductions of Commitments will be applied between Tranche 1 and Tranche 2 as determined by the Borrower.

Mandatory Prepayments/ Commitment Reductions:

The following amounts shall be applied to prepay the Bridge Loans (and, prior to the Closing Date, the Commitments of the Lenders, pursuant to the Commitment Letter and the Bridge Loan Agreement, shall be automatically and permanently reduced by such amounts) with respect to each Tranche as set forth below:

(a) 100% of the net cash proceeds (including into escrow) of any sale or issuance of debt securities or any incurrence or borrowing of other indebtedness for borrowed money (other than as described in clause (b) below and Excluded Debt (as defined below)), or issuance of any equity securities or equity-linked securities (other than any such issuances pursuant to employee stock plans or other benefit or employee incentive arrangements), in each case on or after the date of the Commitment Letter by the Borrower or any of its subsidiaries;

Annex B-3

(b) (i) 100% of the committed amount or (without duplication) (ii) 100% of the net cash proceeds (including into escrow) of Term Loans or other loans under any term loan facility or similar agreement in connection with financing the Transactions (but in the case of clause (i) only to the extent that a definitive credit or similar agreement with respect thereto has been executed and become effective and the conditions to availability thereunder are no more restrictive to the Borrower than the conditions to availability of the Bridge Facility); and

(c) 100% of the net cash proceeds (including cash equivalents) actually received of any sale or other disposition (including any casualty or condemnation) of any assets outside the ordinary course of business on or after the date of the Commitment Letter by the Borrower or any of its subsidiaries, except for (i) sales or other dispositions between or among the Borrower and its subsidiaries and (ii) sales or other dispositions, the net cash proceeds of which do not exceed $200.0 million in the aggregate to the extent not reinvested in the business within 6 months (or 9 months, to the extent committed to be reinvested within 6 months) following receipt.

For the purposes hereof, “Excluded Debt” means (i) intercompany indebtedness among the Borrower and/or its subsidiaries, (ii) issuances under short-term commercial paper programs, (iii) capital leases, letters of credit and purchase money and equipment financings, in each case, in the ordinary course, (iv) indebtedness under the Existing Credit Agreement and refinancings or replacements thereof in a committed or outstanding principal amount not exceeding $750.0 million and (v) other indebtedness (except the Permanent Financing) in an aggregate principal amount up to $100.0 million.

Mandatory prepayments of the Bridge Loans may not be reborrowed.

Such mandatory prepayments of Bridge Loans and reductions of Commitments will be applied:

(i) with respect to amounts under clause (a) above, first to Tranche 1, and second to Tranche 2;

(ii) with respect to amounts under clause (b) above, first to Tranche 2, and second to Tranche 1; and

(iii) with respect to amounts under clause (c) above, pro rata between Tranche 1 and Tranche 2.

All voluntary and mandatory prepayments of Bridge Loans and reductions of Commitments with respect to either Tranche as set forth above shall be allocated among the Lenders within such Tranche on a pro rata basis (or, as between Lenders within such Tranche that are affiliated with each other, allocated between them as they and the Arranger may otherwise determine).

Annex B-4

Documentation Principles:	The Loan Documents shall contain representations, warranties, covenants and events of default based on and substantially similar to the Existing Credit Agreement, and shall contain only the representations, warranties, covenants and events of default set forth below.

For purposes hereof, including the Commitment Letter and all attachments thereto, the term “substantially similar to the Existing Credit Agreement” and words of similar import means substantially the same as the Existing Credit Agreement with modifications (a) as are necessary to reflect the terms specifically set forth in the Commitment Letter (including the exhibits thereto) (including the nature of the Bridge Facility as a bridge facility) and the Fee Letter, (b) to reflect any changes in law or accounting standards since the date of the Existing Credit Agreement, (c) to reflect the reasonable operational or administrative requirements of the Administrative Agent, to the extent such requirements have been generally required by the Administrative Agent in documenting other credit facilities similar to the Bridge Facility and (d) to accommodate the structure of the Transactions.

Representations and Warranties:

The Bridge Loan Agreement will include only the following representations and warranties with respect to the Borrower and its subsidiaries, which (except as set forth below) shall be substantially similar to the representations and warranties set forth in the Existing Credit Agreement taking into account the Documentation Principles, to be made on the date of the Bridge Loan Agreement (other than solvency) and the Closing Date: organization, powers and good standing; subsidiaries; authorization; enforceability; governmental approvals; no conflicts; financial condition; no material adverse change (to be defined consistently with Section 3.04(b) of the Existing Credit Agreement); properties; litigation; environmental and labor matters; compliance with laws and agreements; Investment Company Act; taxes; ERISA; disclosure; Federal Reserve regulations; liens; no default; anti-corruption laws and sanctions (including, without limitation, OFAC, the PATRIOT Act, FCPA and other anti-terrorism laws); provided that the representations and warranties shall include a customary representation with respect to solvency as of the Closing Date of the Borrower and its subsidiaries on a consolidated basis after giving effect to the Transactions (solvency to be defined in a manner consistent with Schedule I to Annex C).

Annex B-5

Covenants:	The Bridge Loan Agreement will include only the following financial, affirmative and negative covenants with respect to the Borrower and its subsidiaries, which shall be substantially similar to the financial, affirmative and negative covenants set forth in the Existing Credit Agreement, except as set forth below, taking into account the Documentation Principles:

- financial covenants:	Maximum Total Indebtedness to Capitalization Ratio. The Borrower will not permit the ratio, determined as of the end of each of its fiscal quarters ending on and after the Closing Date, of (i) Consolidated Total Indebtedness to (ii) Consolidated Capitalization to be greater than 0.50 to 1.00 (the “Capitalization Covenant”); provided that if, as of the end of the first fiscal quarter following the Closing Date, the Borrower is not in compliance with the Capitalization Covenant, the Borrower shall be deemed not to have violated the Capitalization Covenant so long as the Borrower does not permit the ratio, determined at the end of each of its fiscal quarters, of (i) Consolidated Total Indebtedness to (ii) Consolidated Adjusted EBITDA (to be defined as set forth on Schedule II to this Annex B) for the four fiscal quarter period then ended to be greater than 4.50 to 1.00 (the “Leverage Covenant”). The Leverage Covenant shall be tested in lieu of the Capitalization Covenant until and including the earlier of (x) the end of the first two consecutive full fiscal quarters commencing following the Closing Date that the Borrower is in compliance with the Capitalization Covenant and (y) December 31, 2017. Notwithstanding the foregoing, if the financial covenant set forth in Section 6.06(a) of the Existing Credit Agreement (as amended, extended, replaced, refinanced or renewed) is, at the time the Credit Documentation is executed, less favorable to the Borrower than as set forth above, then the Capitalization Covenant, Leverage Covenant and definitions related thereto under the Bridge Facility shall automatically be deemed amended to match the Existing Credit Agreement at such time.

Minimum Liquidity. The Borrower will not permit Liquidity, determined as of the end of each of its fiscal quarters ending on and after the Closing Date, to be less than $1.0 billion; provided that in addition to the foregoing, the Borrower shall not permit Liquidity to be less than $1.0 billion at the time of, and immediately after giving effect (including giving effect on a pro forma basis) to, any repayment or prepayment of indebtedness of the Borrower or any of its subsidiaries in an amount greater than $200.0 million.

For purposes of calculating the foregoing, capitalized terms used in this financial covenants section (unless otherwise provided in this Annex B) shall each have substantially the same definitions as contained in the Existing Credit Agreement.

-affirmative covenants:	Financial statements and other information; notices of material events; corporate existence; conduct of business; payment of taxes and material obligations; maintenance of properties; insurance; books and records; inspection rights; compliance with laws and material contractual obligations; use of proceeds and subsidiary guaranty.

-negative covenants:	Subsidiary debt; liens; fundamental changes and asset sales; and transactions with affiliates (provided, however, that clause (a)(ii) of Section 6.03 of the Existing Credit Agreement shall be clarified so any subsidiary may merge into any person that either is or becomes a subsidiary as a result of such transaction).

Annex B-6

Events of Default:	The Bridge Loan Agreement will include only the following events of default (and, as appropriate, grace periods) with respect to the Borrower and its subsidiaries, which shall be substantially similar to the events of default (and grace periods) set forth in the Existing Credit Agreement taking into account the Documentation Principles: failure to make payments when due; inaccuracy of representation or warranty; breach of covenants; cross-default and cross-payment default with respect to debt in excess of $150.0 million; change in control; involuntary bankruptcy, appointment of receiver, etc.; voluntary bankruptcy, appointment of receiver, etc.; inability to pay debts as they become due; judgments and attachments; ERISA events; change in control; defaults under other Loan Documents; and invalidity of Loan Documents.

Without limiting (and subject to) the conditions precedent referred to in Section 2 of the Commitment Letter and in Annex C attached to the Commitment Letter, the Lenders shall not be entitled to terminate the Commitments prior to the Closing Date unless a payment or bankruptcy event of default under the Bridge Loan Agreement has occurred and is continuing. The acceleration of the Loans shall be permitted at any time after they have been funded only to the extent that an event of default is outstanding and continuing at such time.

Conditions Precedent to Closing and Borrowing:

The several obligations of the Lenders to make, or cause one of their respective affiliates to make, the Bridge Loans will be subject only to the conditions precedent referred to in Section 2 of the Commitment Letter and in Annex C attached to the Commitment Letter.

Assignments and Participations:	The Lenders may assign all or, in an amount of not less than $10.0 million, any part of, their respective shares of the Bridge Facility to one or more persons (other than Ineligible Institutions, as defined in the Existing Credit Agreement) which are reasonably acceptable to (a) the Administrative Agent and (b) except (i) with respect to assignments made pursuant to the syndication provisions of the Commitment Letter or (ii) when an event of default has occurred and is continuing, the Borrower, each such consent not to be unreasonably withheld or delayed; provided that, assignments made to a Lender, an affiliate or approved fund thereof will not be subject to the above consent requirements. The Borrower’s consent shall be deemed to have been given if the Borrower has not responded within ten business days of an assignment request. Upon such assignment, such affiliate, bank, financial institution or entity will become a Lender for all purposes under the Loan Documents. A $3,500 processing fee will be required in connection with any such assignment, with exceptions to be agreed. The Lenders will also have the right to sell participations without restriction (other than to natural persons), subject to customary limitations on voting rights, in their respective shares of the Bridge Facility.

Annex B-7

Required Lenders:	Amendments and waivers will require the approval of Lenders holding more than 50% of total Commitments or Bridge Loans (“Required Lenders”); provided that, in addition to the approval of Required Lenders, the consent of each Lender directly and adversely affected thereby will be required with respect to matters relating to (a) increases in the Commitment of such Lender, (b) reductions of principal, interest, fees or premium, (c) extensions of final maturity or the due date of any principal, interest, or fee payment, (d) certain pro rata sharing provisions, (e) the definition of Required Lenders or any other provision specifying the number or percentage of Lenders required to waive, amend or modify, or grant consents under, the Bridge Loan Agreement, (f) the amendment provisions included in the Bridge Loan Agreement or (g) the release of any material Guarantor; provided further that, changes in the allocation of mandatory prepayments and Commitment reductions between Tranches or changes otherwise affecting Lenders in one Tranche differently than Lenders in another Tranche will require the approval of the Lenders holding the majority of Bridge Loans or Commitments under each Tranche which is adversely affected thereby.

Yield Protection:	The Bridge Facility will contain customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, capital adequacy and capital requirements (or their interpretation), illegality, unavailability and other requirements of law and from the imposition of or changes in certain taxes and (b) indemnifying the Lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a Eurodollar Rate loan on a day other than the last day of an interest period with respect thereto. For all purposes of the Loan Documents, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines and directives promulgated thereunder and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States regulatory authorities, in each case, pursuant to Basel III, shall be deemed introduced or adopted after the date of the Loan Documents. The Bridge Facility will provide that all payments are to be made free and clear of taxes (with customary exceptions).

Indemnity:	The Administrative Agent, the Arranger and the Lenders (and their affiliates and their respective officers, directors, employees, advisors, agents and representatives) will have no liability for, and will be indemnified and held harmless against, any loss, liability, cost or expense incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds of the Bridge Facility (except to the extent found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from (a) the gross negligence, bad faith or willful misconduct of such indemnified party, or material breach of the Loan Documents by such indemnified party or (b) arising from disputes among such indemnified parties other than any claims against the Administrative Agent in its capacity or in

Annex B-8

fulfilling its role as agent with respect to the Bridge Facility and other than any claims arising out of any act or omission on the part of the Borrower or its affiliates) (provided, that any legal expenses shall be limited to one counsel for all indemnified parties taken as a whole and if reasonably necessary, a single local counsel for all indemnified parties taken as a whole in each relevant jurisdiction (which may be a single local counsel acting in multiple jurisdictions) and, solely in the case of an actual or perceived conflict of interest, one additional counsel in each relevant jurisdiction to each group of affected indemnified parties similarly situated taken as a whole).

Governing Law and Jurisdiction:

The Bridge Facility will provide that the Borrower will submit to the exclusive jurisdiction and venue of the federal and state courts of the State of New York and will waive any right to trial by jury. New York law will govern the Loan Documents.

Counsel to the Arranger and Administrative Agent:	Weil, Gotshal & Manges LLP.

Annex B-9

Schedule I

Pricing Grid

Index Debt Ratings (Moody’s/S&P)	Applicable Margin								Applicable Commitment Fee Rate
	Closing Date through 89 days after Closing Date		90 days after Closing Date through 179 days after Closing Date		180 days after Closing Date through 269 days after Closing Date		270 days after Closing Date and thereafter
	Base Rate Loans	Eurodollar Rate Loans	Base Rate Loans	Eurodollar Rate Loans	Base Rate Loans	Eurodollar Rate Loans	Base Rate Loans	Eurodollar Rate Loans
Level 1: ≥ A3/A-	0 bps	100.0 bps	25.0 bps	125.0 bps	50.0 bps	150.0 bps	75.0 bps	175.0 bps	10.0 bps
Level 2: Baa1/BBB+	12.5 bps	112.5 bps	37.5 bps	137.5 bps	62.5 bps	162.5 bps	87.5 bps	187.5 bps	12.5 bps
Level 3: Baa2/BBB	25.0 bps	125.0 bps	50.0 bps	150.0 bps	75.0 bps	175.0 bps	100.0 bps	200.0 bps	15.0 bps
Level 4: Baa3/BBB-	50.0 bps	150.0 bps	75.0 bps	175.0 bps	100.0 bps	200.0 bps	125.0 bps	225.0 bps	20.0 bps
Level 5: ≤ Ba1/BB+	75.0 bps	175.0 bps	100.0 bps	200.0 bps	125.0 bps	225.0 bps	150.0 bps	250.0 bps	25.0 bps

For purposes of the foregoing, (i) if either Moody’s or S&P shall not have in effect an Index Debt Rating (other than by reason of the circumstances referred to in the last sentence hereof), then such rating agency shall be deemed to have established a rating in Level 5; (ii) if the Index Debt Ratings established or deemed to have been established by Moody’s and S&P shall fall within different Levels, the Level then in effect shall be based on the higher of the two ratings unless one of the two ratings is two or more Levels lower than the other, in which case the Level then in effect shall be determined by reference to the Level next below that of the higher of the two ratings; and (iii) if the Index Debt Ratings established or deemed to have been established by Moody’s and S&P shall be changed (other than as a result of a change in the rating system of Moody’s or S&P), such change shall be effective as of the date on which it is first announced by the applicable rating agency, irrespective of when notice of such change shall have been furnished by the Borrower to the Administrative Agent and the Lenders pursuant to the Loan Documents or otherwise. Each change in the Applicable Margin or Applicable Commitment Fee Rate shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change. If the rating system of Moody’s or S&P shall change, or if either such rating agency shall cease to be in the business of rating corporate debt obligations, the Borrower and the Lenders shall negotiate in good faith to amend this provision to reflect such changed rating system or the unavailability of ratings from such rating agency and, pending the effectiveness of any such amendment, the Applicable Margin and the Applicable Commitment Fee Rate shall be determined by reference to the rating most recently in effect prior to such change or cessation.

As used herein:

“Index Debt Rating” means, as of any date of determination, the rating as determined by either S&P or Moody’s of the senior, unsecured, long-term indebtedness for borrowed money of the Borrower.

Schedule II

Additional Financial Definitions

“Consolidated Adjusted EBITDA” means, for any period, an amount determined for the Borrower and its subsidiaries on a consolidated basis equal to (i) Consolidated Adjusted Net Income, plus (ii) the sum, without duplication, to the extent not already added in the definition of Consolidated Adjusted Net Income, of the amounts for such period of (a) consolidated interest expense of the Borrower and its subsidiaries, plus (b) provisions for taxes based on income, plus (c) total depreciation expense, plus (d) total amortization expense, plus (e) losses from dispositions of assets or liabilities outside of the ordinary course of business, plus (f) other non-cash items reducing Consolidated Adjusted Net Income (excluding any such non-cash item to the extent that it represents an accrual or reserve for potential cash items in any future period or amortization of a prepaid cash item that was paid in a prior period), plus (g) for any period ending during the first four fiscal quarters ending following the Closing Date, the amount of cost savings and synergies projected by the Borrower in good faith to be realized in connection with the Acquisition within 12 months of the Closing Date, which cost savings and synergies shall be deemed to have been realized on the first day of such period; provided that (1) such cost savings and synergies are reasonably identifiable, reasonably attributable to the Acquisition and certified by a financial officer of the Borrower in writing to the Administrative Agent, (2) the Borrower has initiated or will initiate within a period of time following the Closing Date that is reasonably anticipated to permit such cost savings and synergies to be realized within 12 months of the Closing Date appropriate actions to realize such cost savings and synergies, and (3) the aggregate amount of cost savings and synergies added pursuant to this clause (g) shall not exceed $100.0 million for any such period of four consecutive fiscal quarters, minus (iii) the sum, without duplication, to the extent not already deducted in the definition of Consolidated Adjusted Net Income, of the amounts for such period of (a) other non-cash items increasing Consolidated Adjusted Net Income for such period (excluding any such non-cash item to the extent it represents the reversal of an accrual or reserve for potential cash item in any prior period), plus (b) interest income, plus (c) other income, plus (d) gains from dispositions of assets or liabilities outside of the ordinary course of business for such period. If during such period, the Borrower or any of its subsidiaries shall have made an acquisition or disposition for consideration in excess of $50.0 million, Consolidated Adjusted EBITDA for such period shall be calculated after giving pro forma effect thereto as if such acquisition or disposition occurred on the first day of such period, provided that pro forma cost savings and synergies shall not be included except to the extent covered by clause (ii) (g).

“Consolidated Adjusted Net Income” means, for any period, (i) the net income (or loss) of the Borrower and its subsidiaries on a consolidated basis for such period taken as a single accounting period determined in conformity with GAAP, plus (ii) the sum of (a) amortization of intangible assets acquired in connection with the Novellus Acquisition, plus (b) effects of purchase accounting adjustments made in relation to any consummated acquisition, plus (c) any impairment charges or asset write-offs, including impairment charges or asset write-offs related to intangible assets (including goodwill) and long-lived assets, plus (d) any restructuring charges, plus (e) any amortization expense related to notes discounts, plus (f) actual integration costs associated with any consummated acquisition minus (iii) the sum of (a) the income (or loss) of any person (other than a subsidiary of the Borrower) in which any other person (other than the Borrower or any of its subsidiaries) has a joint interest, plus (b) the income (or loss) of any person accrued prior to the date it becomes a subsidiary of the Borrower or is merged into or consolidated with the Borrower or any of its subsidiaries or that person’s assets are acquired by the Borrower or any of its subsidiaries, plus (c) the income of any subsidiary of the Borrower to the extent that the declaration or payment of dividends or similar distributions by such subsidiary of that income is not at the time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that subsidiary, plus (d) one-time significant gains, plus (e) any restructuring gains.

“Novellus Acquisition” means the acquisition by the Borrower of Novellus Systems, Inc., a California corporation, pursuant to that certain Agreement and Plan of Merger, dated as of December 14, 2011, among the Borrower, as the parent, BLMS Inc., a California corporation and wholly owned subsidiary of the Borrower, as merger sub, and Novellus Systems, Inc.

ANNEX C

Project Topeka

Summary of Conditions Precedent to the Bridge Facility

This Summary of Conditions Precedent outlines the conditions precedent to the Bridge Facility referred to in the Commitment Letter, of which this Annex C is a part. Certain capitalized terms used herein are defined in the Commitment Letter.

1.	Concurrent Transactions. The terms of the Acquisition Agreement will be reasonably satisfactory to the Arranger (it being agreed that the execution version of the Acquisition Agreement provided to the Arranger immediately prior to its execution of the Commitment Letter is reasonably satisfactory to the Arranger) and the Acquisition shall have been (or, substantially contemporaneously with the borrowing under the Bridge Facility, shall be) consummated pursuant to the Acquisition Agreement without giving effect to any modifications, consents, amendments or waivers thereto that in each case are materially adverse to the interests of the Lenders, the Commitment Parties or the Arranger, unless the Arranger shall have provided its written consent thereto (it being understood that any change in the purchase consideration of less than 5% in respect of the Acquisition will be deemed not to be materially adverse to the Lenders, the Commitment Parties and the Arranger; provided, that any reduction of the cash portion of the purchase consideration shall be allocated to a reduction in any amounts to be funded under each Tranche of the Bridge Facility in an amount which is proportionate to the percentage of the original purchase price under the Acquisition Agreement which may be funded with such Tranche).

2.

No Material Adverse Effect. Except (i) as disclosed in the Company SEC Reports filed on or after June 30, 2015 and prior to the date hereof (including exhibits and other information incorporated by reference therein, but excluding any amendment thereto made after the date of the Acquisition Agreement or any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature); or (ii) as set forth in the Company Disclosure Letter (as provided to the Arranger prior to its execution hereof), since June 30, 2015, there has not been any event, condition, circumstance, development, change or effect having, or that would reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect (as defined below). “Target Material Adverse Effect” shall mean Effect or Effects that, individually or in the aggregate, are, or would reasonably be expected to be, materially adverse to (a) the business, assets, properties, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, that none of the following will be deemed, either alone or in combination, to be or constitute a “Target Material Adverse Effect” or be taken into account when determining whether a “Target Material Adverse Effect” has occurred or may, would or could occur: (i) conditions (or changes after the date hereof in such conditions) in the industry in which the Company and the Company Subsidiaries operate, (ii) general economic conditions (or changes after the date hereof in such conditions) within the U.S. or any other country, (iii) conditions (or changes after the date hereof in such conditions) in the securities markets, credit markets, currency markets or other financial markets in the United States or any other country, (iv) political conditions (or changes after the date hereof in such conditions) in the United States or any other country or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country, (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country, (vi) changes in Law or other legal or regulatory conditions (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof), (vii) the public announcement of discussions among the Parties regarding a potential Transaction, the public announcement, execution, delivery or performance of the Acquisition Agreement, or the identity of the Parent Entities, (viii) changes in the Company’s stock price or the trading volume of the Company’s stock, or any failure by the Company to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition), and (ix) any Claims or Actions made or brought by any of the current or former stockholders of the Company or Parent (on their own behalf or on behalf of the Company or Parent) against the Company or Parent arising out of the Mergers or in connection with any other Transactions, except, in the case of each of clauses (i) through (vi), to the extent such Effects disproportionately affect the Company and the Company Subsidiaries, taken as a whole, in any material respect relative to other companies of comparable size in the same industries and geographies in which the Company and the Company Subsidiaries operate, or (b) the ability of the Company to consummate the First Merger. Capitalized terms used in this definition are used as defined in the Acquisition Agreement (as in effect on the date hereof).

3.	Financial Statements. The Arranger shall have received (i) audited financial statements of the Borrower for each of its three most recent fiscal years ended at least 60 days prior to the Closing Date; (ii) unaudited financial statements of the Borrower for any quarterly interim period or periods (other than the fourth fiscal quarter) ended after the date of its most recent audited financial statements (and corresponding periods of any prior year) and more than 40 days prior to the Closing Date; and (iii) audited and unaudited financial statements of the Acquired Business (and any other recent, probable or pending acquisitions) and customary pro forma financial statements of the Borrower giving effect to the Transactions (and such other acquisitions), in each case as required by Rule 3-05 and Article 11 of Regulation S-X under the Securities Act, regardless of when the Borrower is required to file such financial statements, and in each of (i) through (iii) meeting the requirements of Regulation S-X under the Securities Act. The Arranger hereby acknowledges that the Borrower’s public filing with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, of any required financial statements will satisfy the requirements of this paragraph.

4.	Payment of Fees and Expenses. All costs, fees, expenses (including, without limitation, legal fees and expenses) to the extent invoiced at least two business days prior to the Closing Date and the fees contemplated by the Fee Letter payable to the Arranger, the Administrative Agent or the Lenders shall have been paid on or prior to the Closing Date, in each case, to the extent required by the Fee Letter or the Loan Documents to be paid on or prior to the Closing Date.

5.

Customary Closing Documents. The Borrower shall have complied with the following customary closing conditions: (i) the delivery of customary legal opinions from Jones Day or other counsel reasonably acceptable to the Arranger, customary corporate records and documents from public officials, customary officer’s certificates with respect to incumbency and satisfaction of closing conditions, customary evidence of authority and a customary borrowing notice, in each case in customary form and substance reasonably satisfactory to the Arranger and the Borrower and (ii) delivery of a solvency certificate from the chief financial officer of the Borrower in the form attached hereto as Schedule I demonstrating pro forma solvency (on a consolidated basis) of the Borrower and its subsidiaries as of the Closing Date. The Arranger will have received at least

Annex C-2

three business days prior to the Closing Date all documentation and other information regarding the Borrower and the Guarantors required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act to the extent reasonably requested at least ten business days prior to the Closing Date.

6.	Accuracy of Representations/No Default. At the time of and upon giving effect to the borrowing and application of the Bridge Loans on the Closing Date, (i) the Acquisition Representations and the Specified Representations shall be true and correct, in all (except to the extent already qualified by materiality or material adverse effect) material respects and (ii) there shall not exist any default or event of default under the Bridge Loan Agreement (in each case consistent with the corresponding applicable provisions of Article VII of the Existing Credit Agreement) relating to: (a) non-payment of amounts due under the Bridge Facility, (b) a breach of the affirmative covenants with respect to preservation of the Borrower’s existence or use of proceeds, (c) a breach of the negative covenants other than the financial covenants, (d) failure to make payments when due with respect to material indebtedness and cross-acceleration as to material indebtedness, (e) bankruptcy or insolvency, (f) invalidity of Loan Documents or (g) change of control.

7.	Prior Marketing of Notes. The Borrower shall have used commercially reasonable efforts to cause the Notes to be issued or placed on or prior to the Closing Date, which efforts will include, without limitation, (i) the preparation of a preliminary prospectus or preliminary offering memorandum or preliminary private placement memorandum suitable for use in a customary “road show” and which will be in a form that will enable the independent registered public accountants of the Borrower and the Acquired Business, as applicable, to render a customary “comfort letter” (including customary “negative assurances”), which offering document shall be delivered at the beginning of the period referred to in clause (ii) below, and (ii) the participation of senior management and representatives of the Borrower in a road show during the 15 consecutive business day period ending on the Closing Date; provided that (a) such period shall not include November 27, 2015; (b) if such period has not ended on or prior to December 18, 2015, it shall not commence before January 4, 2016; and (c) if such period has not ended on or prior to August 19, 2016, it shall not commence before September 6, 2016.

8.	Prior Syndication of Bridge Facility. The Arranger shall have a period of at least 20 consecutive business days following the launch of the general syndication of the Bridge Facility (which launch shall occur promptly following the date of the Commitment Letter) to syndicate the Bridge Facility, prior to the Closing Date; provided that (a) such period shall not include November 27, 2015; (b) if such period has not ended on or prior to December 18, 2015, it shall not commence before January 4, 2016; and (c) if such period has not ended on or prior to August 19, 2016, it shall not commence before September 6, 2016.

Annex C-3

SCHEDULE I

TO ANNEX C

Project Topeka

Form of Solvency Certificate

SOLVENCY CERTIFICATE

of

LAM RESEARCH CORPORATION

AND ITS SUBSIDIARIES

Pursuant to Section [●] of the Credit Agreement, the undersigned hereby certifies, solely in such undersigned’s capacity as chief financial officer of Lam Research Corporation (the “Company”), and not individually, as follows:

As of the date hereof, after giving effect to the consummation of the Transactions, including the making of the Loans under the Credit Agreement, and after giving effect to the application of the proceeds of such indebtedness:

a.	The fair value of the assets of the Company and its subsidiaries, on a consolidated basis, exceeds, on a consolidated basis, their debts and liabilities, subordinated, contingent or otherwise;

b.	The present fair saleable value of the property of the Company and its subsidiaries, on a consolidated basis, is greater than the amount that will be required to pay the probable liability, on a consolidated basis, of their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured;

c.	The Company and its subsidiaries, on a consolidated basis, are able to pay their debts and liabilities, subordinated, contingent or otherwise, as such liabilities become absolute and matured; and

d.	The Company and its subsidiaries, on a consolidated basis, are not engaged in, and are not about to engage in, business for which they have unreasonably small capital.

For purposes of this Certificate, the amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate in such undersigned’s capacity as chief financial officer of the Company, on behalf of the Company, and not individually, as of the date first stated above.

LAM RESEARCH CORPORATION

By:
Name:
Title:

Schedule I-2